                       SECURITIES AND EXCHANGE COMMISSION
                             WASHINGTON, D.C. 20549

                                    FORM 6-K
                        REPORT OF FOREIGN PRIVATE ISSUER
                     PURSUANT TO RULE 13a-16 OR 15D-16 UNDER
                       THE SECURITIES EXCHANGE ACT OF 1934

                          For the month of August, 2006
                         Commission File Number: 1-13368
                                      POSCO
                 (Translation of registrant's name into English)

       POSCO Center, 892 Daechi 4-dong, Kangnam-gu, Seoul, Korea, 135-777
                    (Address of principal executive office)

(Indicate by check mark whether the registrant files or will file annual reports under cover of Form 20-F or Form 40-F.)

              Form20-F [  x  ]             Form 40-F  [ ____ ]
                         ---

[Indicate by check mark whether the registrant by furnishing the information contained in this Form is also thereby furnishing the information to the Commission pursuant to Rule 12g3-2(b) under the Securities Exchange Act of 1934.

                   Yes [ ___ ]                     No [  x  ]
                                                        ---

[If "Yes" is marked, indicate below the file number assigned to the registrant in connection with Rule 12g3-2(b) : 82-____________________.]

POSCO is furnishing under cover of Form 6-K :

EXHIBITION 99.1 : An English-language translation of documents with respect to the Response to disclosure inquiry regarding reports on acquiring Daewoo Shipping & Marine Engineering Co. Ltd and moving into auto parts manufacturing

                                   SIGNATURES

     Pursuant to the requirements of the Securities Exchange Act of 1934, the registrant has duly caused this report to be signed on its behalf by the undersigned, thereunto duly authorized.


                                                POSCO
                                                (Registrant)

Date   August 3, 2006                By   /s/  Lee, Dong-Hee
-------------------------              -----------------------------------------
                                        (Signature)*
*Print the name and title under        Name: Lee, Dong-Hee
the signature of the signing officer.  Title: Executive Vice President